AMENDMENT NO. 1 TO THE
WAIVER AGREEMENT

This is Amendment No. 1 dated April 27, 2010 to the Waiver Agreement, between Henderson Global Funds (the “Trust”), a Delaware statutory trust, on behalf of the Henderson Money Market Fund (the “Fund”), and Foreside Fund Services, LLC (the “Distributor”), dated as of April 8, 2009 (the “Agreement”).  All terms not defined herein shall have the meaning set forth in the Agreement.

WHEREAS, pursuant to Paragraph 1 of the Agreement, the Distributor agreed to waive all the distribution and service fees payable under the Distribution Agreement until October 31, 2010.

WHEREAS, the parties hereto desire to amend the Agreement with respect to the term of the Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, do hereby agree to amend and restate the following paragraph of the Agreement:

1.           For the period consisting of the date written above through April 30, 2011, the Distributor will waive all distribution and service fees payable under the Distribution Agreement with respect to the Fund.  This Agreement shall continue in effect hereafter for subsequent one year periods unless terminated by the Distributor prior to the end of the preceding term.  This Agreement shall terminate with respect to the Distribution Agreement upon the termination of such agreement.

2.           The terms of the Distribution Agreement are not otherwise affected, modified or terminated by this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement, consisting of one page, to be signed by their duly authorized officers as the day and year first above written.

HENDERSON GLOBAL FUNDS, on behalf of the Henderson Money Market Fund	FORESIDE FUND SERVICES, LLC
By: /s/ Troy Statczar	By: /s/ Mark S. Redman
/s/ Chris Yarbrough	/s/ John Swarthout
Attest Chris Yarbrough	Attestt John Swarthout